Edificio MAPFRE - Ctra. de Pozuelo, 52 - 28220 Majadahonda (Madrid)
T (+34) 915 81 11 00 - F (+34) 915 81 11 34

RECEIVED
2005 FEB -4 A 10:12
OFFICE OF INTERNATIONAL CORPORATE FINANCE



SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 3-2
Washington D.C. 20549
U.S.A.





Madrid, 31 January 2005

PROCESSED
FEB 07 2005
THOMSON FINANCIAL

SUPPL

Dear Sirs,



Re: CORPORACION MAPFRE, S.A., File number 82/1987

Enclosed is a copy of the information recently sent to the Comisión Nacional del Mercado de Valores, submitted to you in order to maintain our exemption pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our letter of 9 September 1991 has not changed.

Yours truly,

Luigi Lubelli
Finance Director

MAPFRE

PRESS RELEASE

MAPFRE RE WINS A LICENCE TO OPERATE IN CANADA

The Office of the Superintendent of Financial Institutions (the primary regulator of federally chartered financial institutions and federally administered pension plans operating in Canada) and the Financial Services Commission of Ontario (which regulates insurance, pensions, credit unions, caisses populaires, cooperatives, mortgage brokers and loan & trust companies) have granted MAPFRE REINSURANCE CORPORATION, a subsidiary of MAPFRE RE, the authorisation to operate in Canada as a reinsurer domiciled in that country. This development fits into MAPFRE RE's strategy of being present in all the main reinsurance markets.

The Canadian branch of MAPFRE REINSURANCE CORPORATION will start its operations immediately, taking advantage of its new condition as a reinsurer in that country. The Company will focus on short-tail property lines, maintaining its traditional rigorous underwriting policy. The team at MAPFRE REINSURANCE CORPORATION in New Jersey will reinforce further the service it provides to its Canadian customers, with which it already has been establishing business relationships for over a decade.

MAPFRE RE, the specialised reinsurance company of SISTEMA MAPFRE, presently rated 'A+' by international rating agency A.M. Best and 'AA-' by Standard & Poor's, is firmly committed to providing an exceptional level of service and financial security to its customers among ceding companies and reinsurance brokers.

Madrid, 17 December 2004

Should you need further information, please contact MAPFRE, Dirección de Comunicación (phone +34 91 581 22 16, fax +34 91 581 83 82, e-mail ndelolm@mapfre.com).

RECEIVED

2005 FEB -4 A 10:41

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

In compliance with the requirements of art. 82 of the Securities Market Law, notice is hereby given that CORPORACIÓN MAPFRE has acquired today on the Malta Stock Exchange shares in MIDDLESEA INSURANCE plc (Malta) equivalent to a 15.18% holding in the share capital of the aforesaid company. Through this purchase, the shareholding of CORPORACIÓN MAPFRE in MIDDLESEA has been raised to 20.66%.

This transaction is part of an agreement between the MIDDLESEA GROUP and MAPFRE, by virtue of which MIDDLESEA INSURANCE PLC will acquire the 39% shareholding in PROGRESS ASSICURAZIONI S.p.A. (Italy) owned by CORPORACIÓN MAPFRE. The balance of these two transactions will imply a net outlay of approximately € 5 million for CORPORACIÓN MAPFRE.

MIDDLESEA is the largest insurance group in the Republic of Malta and operates in Non-life insurance in Italy through its subsidiary PROGRESS ASSICURAZIONI S.p.A.

Madrid, 28 January 2005

COMISION NACIONAL DEL MERCADO DE VALORES
P° de la Castellana, 19. MADRID